Exhibit (d)(54)(i)

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of July 11, 2007 between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and BlackRock Investment Management LLC, a corporation organized under the laws of the State of Delaware (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of October 1, 2006 (“Agreement”) relating to the EQ/Mercury Basic Value Equity Portfolio of EQ Advisors Trust (“Trust”) as follows:

1. Name Change of Portfolio. The name of the EQ/Mercury Basic Value Equity Portfolio is hereby changed to the EQ/BlackRock Basic Value Equity Portfolio (“Portfolio’).

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolio.

3. Appendix A. Appendix A to the Agreement setting for the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto. Appendix A also includes, for purposes of calculating the fee payable to the Adviser, a related portfolio, the AXA Offshore Multimanager Funds Trust.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		BLACKROCK INVESTMENT MANAGEMENT LLC

By:	/s/ Steven M. Joenk	By:	/s/ Denis R. Molleur
	Steven M. Joenk		Name:	Denis R. Molleur
	Senior Vice President		Title:	Managing Director

APPENDIX A

AMENDMENT NO. 1 TO

INVESTMENT ADVISORY AGREEMENT

BLACKROCK INVESTMENT MANAGEMENT LLC

Related Portfolios	Annual Advisory Fee Rate***

Basic Value Portfolios, which shall consist of the following Portfolio and Other Allocated Portion(s)** (collectively, referred to as “Basic Value Portfolios”):

EQ/BlackRock Basic Value Equity Portfolio

AXA Conservative Multimanager Fund, a series of the

AXA Offshore Multimanager Funds Trust*,**

AXA Moderate Multimanager Fund, a series of the

AXA Offshore Multimanager Funds Trust*,**

AXA Aggressive Multimanager Fund, a series of the

AXA Offshore Multimanager Funds Trust*,**

0.40% of the Basic Value Portfolios’ average daily net assets up to and including $100 million; 0.375% of the Basic Value Portfolios’ average daily net assets over $100 million and up to and including $300 million; and 0.35% of the Basic Value Portfolios’ average daily net assets in excess of $300 million.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which is referred to as an “Allocated Portion.”

**	Other Allocated Portions are other investment companies (or series or portions thereof that are managed by the Manager and advised by the Adviser, which are classified as “Basic Value Portfolios.”

***	The daily advisory fee for the Related Portfolios is calculated by multiplying the aggregate net assets of the Related Portfolios at the close of the immediately preceding day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each Allocated Portion is the portion of the daily advisory fee for the Related Portfolios equal to the Allocated Portion’s net assets relative to the aggregate net assets of the Related Portfolios, including the Allocated Portion used in the fee calculation.